UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Vera Bradley, Inc.
(Name of Issuer)

Common Stock No Par Value
(Title or Class of Securities)

92335C106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92335C106

1.	Names of Reporting Persons: Patricia R. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: 2,921,811*
		6.	Shared Voting Power: 1,326,709*
		7.	Sole Dispositive Power: 2,921,811*
		8.	Shared Dispositive Power: 1,326,709*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,248,520*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 12.7%
12.	Type of Reporting Person (See Instructions): IN

*	Please see Item 6 below.

CUSIP No. 92335C106

1.	Names of Reporting Persons: P. Michael Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: 1,326,709*
		6.	Shared Voting Power: 2,921,811*
		7.	Sole Dispositive Power: 1,326,709*
		8.	Shared Dispositive Power: 2,921,811*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,248,520*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 12.7%
12.	Type of Reporting Person (See Instructions): IN

*	Please see Item 6 below.

Item 1.

(a)	Name of Issuer: Vera Bradley, Inc.

(b)	Address of Issuer's Principal Executive Offices:
12420 Stonebridge Road Roanoke, IN 46783

Item 2.

(a)	Names of Person Filing:
Patricia R. Miller P. Michael Miller

(b)	Address of Principal Business Office or, if none, Residence:
C/O Vera Bradley, Inc. 12420 Stonebridge Road Roanoke, IN 46783

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock No Par Value

(e)	CUSIP Number: 92335C106

Item 3.	Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See the information contained in the cover pages of this Schedule 13G/A, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each reporting person is based on 33,414,490 outstanding shares of the issuer as of December 2, 2020, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020.

* Please see Item 6 below.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Shares reported in this filing include 112,478 shares held directly by P. Michael Miller, 1,421,811 shares held directly by Patricia R. Miller, 1,500,000 shares held by the Miller Marital Trust and 1,214,231 shares held by the Patricia R. Miller 2020 Annuity Trust, in each case as of February 7, 2021. Mr. Miller and Mrs. Miller are husband and wife. Mrs. Miller is the trustee of the Miller Marital Trust and Mr. Miller is trustee of the Patricia R. Miller 2020 Annuity Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021	/s/ Patricia R. Miller
Patricia R. Miller

Dated: February 9, 2021	/s/ P. Michael Miller
P. Michael Miller